SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 26, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – July 26, 2021 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), has decided to raise the rating of the Company's Notes as detailed below:

- Issuer Rating: AA (arg)

-
Series I Notes for up to USD 350 MM maturing in March 2023: AA(arg)
-
Series V Notes for USD 5 MM maturing in May 2022: AA(arg)
-
Series VII Notes for up to USD 10 MM maturing in January 2022: AA(arg)
-
Series VIII Notes for up to USD 108.9 MM maturing in November 2023: AA(arg)
-
Series IX Notes for up to USD 108.9 MM (expandable up to USD 181,5 MM) maturing in March 2023: AA(arg)
-
Series X Notes for the equivalent in Argentinean pesos of USD 5 MM maturing in March 2022: A1+(arg)
-
Series XI Notes for USD 5 MM maturing in March 2024: AA(arg)
-
Series XII Notes in UVAs for the equivalent of USD 5 MM maturing in March 2024: AA(arg)

Likewise, the rating report is published on the risk rating agent website.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: July 26, 2021